

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2014

Via E-mail
Mr. Neal S. Nackman
Chief Financial Officer
G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, NY 10018

> **Re:** **G-III Apparel Group, Ltd.**
> **Form 10-K for Fiscal Year Ended January 31, 2014**
> **Filed March 31, 2014**
> **Response dated August 6, 2014**
> **File No. 000-18183**

Dear Mr. Nackman:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2014

Note D – Acquisitions and Intangibles, page F-13

1. We note your response to our prior comment 1, in which you assert the acquisition of G.H. Bass was immaterial to your financial statements, appears to be based on the quantitative insignificance of G.H. Bass. Please provide us with a materiality analysis that also considers the qualitative significance of the omitted disclosure pursuant to FASB ASC 805-10-50-2h. In your analysis of immateriality, tell us why you believe there is not a substantial likelihood that the disclosure would have been viewed by a reasonable investor as having significantly altered the total mix of information, including how you believe the revenues and earnings of G.H. Bass would have been viewed by an investor in comparison to your consolidated revenues and earnings in the pro forma presentation for each of the last two fiscal years.

Note K – Segments, page F-23

2.   We note your responses to our prior comments 2 through 7. Please provide us with the additional information regarding your segments that we requested during our September 29, 2014 phone call.

        You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Rufus Decker for

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining